                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                            _____________________



                                  FORM 11-K



           ( X )   Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                   Commission file Nos. 2-83724, 33-12324
                                and 33-38267


                            _____________________



                 For the Fiscal Year Ended December 31, 1994

                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                          (Full Title of the Plan)









                          TRANSAMERICA CORPORATION
                            600 Montgomery Street
                       San Francisco, California 94111


                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Office)

Required information:

     (a)  Financial statements filed as a part of this report:

            Report of Ernst & Young L.L.P., Independent Auditors Statement of Net Assets Available for Plan Benefits
              December 31, 1994 and 1993
            Statement of Changes in Net Assets Available for Plan
              Benefits - Years ended December 31, 1994, 1993
              and 1992
            Notes to Financial Statements - Three years ended
              December 31, 1994

     (b)  Exhibit filed as a part of this report:

            EX-23. Consent of Ernst & Young L.L.P. to the incorporation by reference of their report dated March 24, 1995 in Transamerica Corporation's Registration Statements on Form S-8 (File Nos. 2-83724, 33-12324 and 33-38267).


                                 Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 29, 1995

                            FINANCIAL STATEMENTS


                                     For


                         ANNUAL REPORT ON FORM 11-K







                          TRANSAMERICA CORPORATION

                        EMPLOYEES STOCK SAVINGS PLAN




                        Year Ended December 31, 1994

            REPORT OF ERNST & YOUNG L.L.P., INDEPENDENT AUDITORS



Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.







Ernst & Young L.L.P.

Los Angeles, California
March 24, 1995

Page 5

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  December 31, 1994
                                                    (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica   __________________________________________________    Hancock
                                    Corporation                     Fixed                    Equity       Cash
                                       Common         Bond         Income       Equity       Index       Reserve
                                       Stock          Fund          Fund         Fund         Fund        Fund
                                    ____________      ____         ______       ______       ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $113,826,676 for
    3,132,017 shares) ...........   $155,817,841
  Transamerica Bond Fund--at
   fair value (cost $3,108,767
   for 279,843 shares) ..........                  $3,095,177
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $14,576,265,
   which approximates fair
   value ........................                               $45,124,461
  Transamerica Equity Fund--at
   fair value (cost $11,616,543
   for 900,876 shares) ..........                                             $13,323,507
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,511,395 for 261,341
   shares) ......................                                                          $2,644,196
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                                                       $2,233,718
  Dodge & Cox Balanced Fund--at
   fair value (cost $5,390,091
   for 117,916 shares) ..........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $5,661,881 for 346,466
   shares) ......................
  Loans to participants .........
                                    ____________   __________   ___________    __________  __________   __________
  Total investments .............    155,817,841    3,095,177    45,124,461    13,323,507   2,644,196    2,233,718

Dividends receivable ............      1,566,008
Cash equivalents ................        547,228
                                    ____________   __________   ___________   __________   __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $157,931,077   $3,095,177   $45,124,461   $13,323,507  $2,644,196   $2,233,718
                                    ============   ==========   ===========   ===========  ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES          6,900        1,200         3,700        2,400        1,150          700
                                           =====        =====         =====        =====        =====        =====

See notes to financial statements

Page 6

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1994
                                     (Part  2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income     Participant
                                       Fund         Fund         Loans         Total
                                     ________     _______     ___________      _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $113,826,676 for
   3,132,017 shares) ............                                          $155,817,841
  Transamerica Bond Fund--at
   fair value (cost $3,108,767
   for 279,843 shares) ..........                                             3,095,177
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $14,576,265,
   which approximates fair
   value ........................                                            45,124,461
  Transamerica Equity Fund--at
   fair value (cost $11,616,543
   for 900,876 shares) ..........                                            13,323,507
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,511,395 for 261,341
   shares) ......................                                             2,644,196
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                             2,233,718
  Dodge & Cox Balanced Fund--at
   fair value (cost $5,390,091
   for 117,916 shares) ...........  $5,330,967                                5,330,967
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $5,661,881 for 346,466
   shares) .......................               $5,529,496                   5,529,496
  Loans to participants ..........                            $7,073,191      7,073,191
                                                 __________   __________   ____________
  Total investments .............    5,330,967    5,529,496    7,073,191    240,172,554

Dividends receivable ............                                             1,566,008
Cash equivalents ................                                               547,228
                                    __________   __________   __________   _____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $5,330,967   $5,529,496   $7,073,191   $242,285,790
                                    ==========   ==========   ==========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,600        1,750        1,300
                                         =====        =====        =====

See notes to financial statements

Page 7

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  December 31, 1993
                                                    (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity           Trans-
                                    Transamerica   __________________________________________________    america
                                    Corporation                     Fixed                    Equity       Cash
                                       Common         Bond         Income       Equity       Index       Reserve
                                       Stock          Fund          Fund         Fund         Fund        Fund
                                    ____________      ____         ______       ______       ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $102,205,886 for
    2,987,738 shares) ...........   $169,554,142
  Transamerica Bond Fund--at
   fair value (cost $3,188,596
   for 286,966 shares) ..........                  $3,360,372
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,003,731,
   which approximates fair
   value ........................                               $44,590,690
  Transamerica Equity Fund--at
   fair value (cost $8,636,131
   for 698,671 shares) ..........                                             $9,901,365
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,077,413 for 191,750
   shares) ......................                                                          $2,201,666
  Transamerica Cash Reserve
   Fund--at cost, which approxi-
   mates fair value ...........                                                                         $3,135,417
  Dodge & Cox Balanced Fund--at
   fair value (cost $4,307,707
   for 94,451 shares) ...........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $4,388,934 for 269,460
   shares) ......................
  Loans to participants .........
                                    ____________   __________   ___________   __________   __________   __________
  Total investments .............    169,554,142    3,360,372    44,590,690    9,901,365    2,201,666    3,135,417

Dividends receivable ............      1,493,869
Cash equivalents ................        550,314
                                    ____________   __________   ___________   __________   __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $171,598,325   $3,360,372   $44,590,690   $9,901,365   $2,201,666   $3,135,417
                                    ============   ==========   ===========   ===========  ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES         5,400         1,000         3,800        1,900        1,000          700
                                          =====         =====         =====        =====        =====        =====

See notes to financial statements

Page 8

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1993
                                      (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income     Participant
                                       Fund         Fund         Loans         Total
                                     ________     _______     ___________      _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $102,205,886 for
   2,987,738 shares) ...........                                           $169,554,142
  Transamerica Bond Fund--at
   fair value (cost $3,188,596
   for 286,966 shares) ..........                                             3,360,372
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,003,731,
   which approximates fair
   value ........................                                            44,590,690
  Transamerica Equity Fund--at
   fair value (cost $8,636,131
   for 698,671 shares) ..........                                             9,901,365
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,077,413 for 191,750
   shares) ......................                                             2,201,666
  Transamerica Cash Reserve
   Fund--at cost, which approxi-
   mates fair value ...........                                               3,135,417
  Dodge & Cox Balanced Fund--at
   fair value (cost $4,307,707
   for 94,451 shares) ...........   $4,382,526                                4,382,526
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $4,388,934 for 269,460
   shares) ......................                $4,486,500                   4,486,500
  Loans to participants .........                             $5,939,828      5,939,828
                                    __________   __________   __________   ____________
  Total investments .............    4,382,526    4,486,500    5,939,828    247,552,506

Dividends receivable ............                                             1,493,869
Cash equivalents ................                                               550,314
                                    __________   __________   __________   ____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $4,382,526   $4,486,500   $5,939,828   $249,596,689
                                    ==========   ==========   ==========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,300        1,600          800
                                         =====        =====          ===

See notes to financial statements

Page 9

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1994
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica   __________________________________________________    Hancock
                                    Corporation                    Fixed                     Equity       Cash
                                       Common         Bond        Income        Equity       Index       Reserve
                                       Stock          Fund         Fund          Fund         Fund        Fund
                                    ____________      ____        _______       ______       ______      ________
ADDITIONS
Net investment income:
  Interest .....................    $     43,895                $ 3,181,205
  Dividends ....................       6,151,722                                                        $   97,271
                                    ____________                ___________                             __________
      Net investment income ....       6,195,617                  3,181,205                                 97,271
Net change in unrealized
  appreciation (depreciation)
  of investments ...............     (25,357,091)  $ (185,366)                $   441,730  $    8,548
Appreciation (depreciation)
  realized on sale for
  transfer .....................       1,005,091       (5,454)                     65,841      13,925
Contributions:
  Participants .................       4,575,031      645,681     2,250,526     2,527,598     645,672      259,149
  Loan recontribution ..........       1,094,361       77,012       485,824       299,834      98,409       45,534
  Employer (reduced by for-
    feitures of $238,558) ......       8,019,375
Interfund transfers ............      (1,265,560)    (301,619)      540,764       800,926    (170,004)     147,978
Loan disbursements .............      (1,415,247)    (108,388)   (1,163,217)     (342,484)    (75,855)    (113,603)
                                    ____________   __________   ___________   ___________  __________   __________
      Total additions ..........      (7,148,423)     121,866     5,295,102     3,793,445     520,695      436,329

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       6,413,511      387,061                    371,303       78,165
  Cash .........................         105,314                  4,761,331                              1,338,028
                                    ____________   __________   ___________   __________   __________   __________
      Total deductions .........       6,518,825      387,061     4,761,331      371,303       78,165    1,338,028
                                    ____________   __________   ___________   __________   __________   __________
Net additions (deductions) .....     (13,667,248)    (265,195)      533,771    3,422,142      442,530     (901,699)
Net assets available for plan
  benefits at December 31, 1993      171,598,325    3,360,372    44,590,690    9,901,365    2,201,666    3,135,417
                                    ____________   __________   ___________   __________   __________   __________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1994    $157,931,077   $3,095,177   $45,124,461  $13,323,507   $2,644,196   $2,233,718
                                    =============  ==========   ===========  ===========   ==========   ==========

See notes to financial statements

Page 10

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year Ended December 31, 1994
                                                     (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income     Participant
                                       Fund         Fund        Loans         Total
                                     ________     ________    ___________     _____
ADDITIONS
Net investment income:
  Interest .....................                              $  468,102    $  3,693,202
  Dividends ....................    $  229,155   $426,629                      6,904,777
                                    __________   ________     __________    ____________
      Net investment income ....       229,155    426,629        468,102      10,597,979
Net change in unrealized
  appreciation (depreciation)
  of investments ...............      (133,943)  (229,951)                   (25,456,073)
Appreciation realized on sale
  for transfer or loan .........         7,766      7,006                      1,094,175
Contributions:
  Participants .................     1,074,570   1,200,158                    13,178,385
  Loan recontribution ..........       141,133     166,322    (2,408,429)
  Employer (reduced by for-
    feitures of $238,558) ......                                               8,019,375
Interfund transfers ............       365,994    (118,479)
Loan disbursements  ...........       (147,487)   (144,719)    3,511,000
                                    __________   _________    __________    ____________
      Total additions ..........     1,537,188   1,306,966     1,570,673       7,433,841

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       588,747     263,970                     8,102,757
  Cash .........................                                 437,310       6,641,983
                                    __________   __________   __________    ____________
      Total deductions .........       588,747     263,970       437,310      14,744,740
                                    __________   __________   __________    ____________
Net additions (deductions) .....       948,441    1,042,996    1,133,363      (7,310,899)
Net assets available for plan
  benefits at December 31, 1993      4,382,526    4,486,500    5,939,828     249,596,689
                                    __________   __________   __________    ____________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $5,330,967   $5,529,496   $7,073,191    $242,285,790
                                    ==========   ==========   ==========    ============

See notes to financial statements

Page 11

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1993
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity           Trans-
                                    Transamerica   __________________________________________________    america
                                    Corporation                    Fixed                     Equity       Cash
                                       Common         Bond        Income        Equity       Index       Reserve
                                       Stock          Fund         Fund          Fund         Fund        Fund
                                    ____________      ____        _______       ______       ______      ________
ADDITIONS
Net investment income:
  Interest .....................    $     34,889                $ 3,667,033
  Dividends ....................       6,031,417                                                        $   61,208
                                    ____________                ___________                             __________
      Net investment income ....       6,066,306                  3,667,033                                 61,208
Net change in unrealized
  appreciation (depreciation)
  of investments ...............      (2,077,471)  $  171,776                 $ 1,265,234  $  124,253
Appreciation realized on sale
  for transfer .................      10,354,125       14,784                      41,811      11,702
Contributions:
  Participants .................       4,939,607      656,726     3,272,585     1,897,828     708,609      382,198
  Loan recontribution ..........         223,565       14,306       123,661        56,840      19,729       12,678
  Employer (reduced by for-
    feitures of $310,785) ......       8,990,730
Interfund transfers ............     (22,074,718)   3,267,387    (1,044,182)    7,930,152   2,025,061    2,581,187
Loan disbursements .............      (3,006,667)     (99,508)   (2,380,908)     (181,857)   (106,487)    (113,190)
                                    ____________   __________   ___________   ___________  __________   __________
      Total additions ..........       3,415,477    4,025,471     3,638,189    11,010,008   2,782,867    2,924,081

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       6,627,759       66,332                     115,930      44,965
  Cash .........................         119,136                  4,011,376                                319,637
Transamerica Insurance Group
 transfer:
  Securities, at cost ..........      35,060,574      598,767    14,392,207       992,713     536,236      819,622
  Cash .........................         255,632
                                    ____________   __________   ___________   ___________  __________   __________
      Total deductions .........      42,063,101      665,099    18,403,583     1,108,643     581,201    1,139,259
                                    ____________   __________   ___________   ___________  __________   __________
Net additions (deductions) .....     (38,647,624)   3,360,372   (14,765,394)    9,901,365   2,201,666    1,784,822
Net assets available for plan
  benefits at beginning of year      210,245,949                 59,356,084                              1,350,595
                                    ____________   __________   ___________   ___________  __________   __________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $171,598,325   $3,360,372   $44,590,690   $ 9,901,365  $2,201,666   $3,135,417
                                    =============  ==========   ===========   ===========  ==========   ==========

See notes to financial statements

Page 12

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year Ended December 31, 1993
                                                     (Part 2 of 2)

                                                  T. Rowe
                                      Dodge        Price                             Fidelity
                                      & Cox       Equity       FPA       Fidelity    Equity-
                                     Balanced     Income     Capital     Magellan     Income    Participant
                                       Fund        Fund     Fund, Inc.   Fund,Inc.     Fund        Loans         Total
                                     ________     _______   __________   _________   ________   ___________      _____
ADDITIONS
Net investment income:
  Interest .....................                                                                $  112,559   $  3,814,481
  Dividends ....................    $  200,381  $  319,989   $ 11,851    $   94,957  $  7,388                   6,727,191
                                    __________  __________   ________    __________  ________   __________    ___________
      Net investment income ....       200,381     319,989     11,851        94,957     7,388      112,559     10,541,672
Net change in unrealized
  appreciation (depreciation)
  of investments ...............        74,819      97,566   (164,052)      (71,782)  (36,838)                   (616,495)
Appreciation realized on sale
  for transfer .................        29,727      21,912    148,144       199,308    65,914                  10,887,427
Contributions:
  Participants .................     1,064,251   1,457,157                                                     14,378,961
  Loan recontribution ..........        33,337      38,515                                        (522,631)             -
  Employer (reduced by for-
    feitures of $310,785) ......                                                                                8,990,730
Interfund transfers ............     4,873,260   4,793,765   (401,520)   (1,623,220) (327,172)                          -
Loan disbursements .............      (210,286)   (232,908)    (9,908)       (3,504)   (4,677)   6,349,900              -
                                    __________  __________   ________    __________  ________   __________   ____________
      Total additions ..........     6,065,489   6,495,996   (415,485)   (1,404,241) (295,385)   5,939,828     44,182,295

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       147,100     148,616      2,541        24,543    14,617                   7,192,403
  Cash .........................                                                                                4,450,149
Transamerica Insurance Group
 transfer:
  Securities, at cost ..........     1,535,863   1,860,880     26,689       403,594   119,366                  56,346,511
  Cash .........................                                                                                  255,632
                                    __________  __________   ________    __________  ________                ____________
      Total deductions .........     1,682,963   2,009,496     29,230       428,137   133,983                  68,244,695
                                    __________  __________   ________    __________  ________   __________   ____________
Net additions (deductions) .....     4,382,526   4,486,500   (444,715)   (1,832,378) (429,368)   5,939,828    (24,062,400)
Net assets available for plan
  benefits at beginning of year                               444,715     1,832,378   429,368                 273,659,089
                                    __________  __________   ________    __________  ________   __________   ____________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $4,382,526  $4,486,500   $      -    $        -  $      -   $5,939,828   $249,596,689
                                    ==========  ==========   ========    ==========  ========   ==========   ============

See notes to financial statements

Page 13

                                                 TRANSAMERICA CORPORATION
                                               EMPLOYEES STOCK SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               Year Ended December 31, 1992


                                               Trans-       Trans-
                              Transamerica     america      america                              Fidelity
                              Corporation       Fixed         Cash        FPA        Fidelity     Equity-
                                 Common        Income       Reserve     Capital      Magellan     Income
                                 Stock          Fund          Fund      Fund,Inc.    Fund,Inc.     Fund          Total
                              ____________     _______      _______     _________    _________   ________        _____
ADDITIONS
Net investment income:
  Interest ................   $     50,313   $ 4,629,606                                                     $  4,679,919
  Dividends ...............      8,499,233                 $   55,325   $ 35,772    $  256,668   $ 17,839       8,864,837
                              ____________   ___________   __________   ________    __________   ________    ____________
      Net investment
       income .............      8,549,546     4,629,606       55,325     35,772       256,668     17,839      13,544,756
Net change in unrealized
  appreciation (deprecia-
  tion) of investments ....     28,242,396                                25,009      (160,696)    34,781      28,141,490
Appreciation realized on
  sale for transfer and
  dividend payout .........        841,261                                 1,647         2,287      2,147         847,342
Contributions:
  Participants ............      7,525,526     6,402,557                               187,656     67,813      14,183,552
  Employer (reduced by for-
   feitures of $631,596) ..      9,597,071                                                                      9,597,071
Interfund transfers .......     (2,299,769)    2,088,738      (41,723)    (4,210)      372,421   (115,457)              -
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total additions .....     52,456,031    13,120,901       13,602     58,218       658,336      7,123      66,314,211

DEDUCTIONS
Distributions to partici-
 pants:
   Securities, at cost ....     14,366,872                                43,451       141,588     46,406      14,598,317
   Cash ...................        240,437     7,652,497      535,221                                           8,428,155
   Dividend payout ........        280,041                                                                        280,041
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total deductions ....     14,887,350     7,652,497      535,221     43,451       141,588     46,406      23,306,513
                              ____________   ___________   __________   ________    __________   ________    ____________
Net additions (deductions)      37,568,681     5,468,404     (521,619)    14,767       516,748    (39,283)     43,007,698
Net assets available for
  plan benefits at begin-
  ning of year ............    172,677,268    53,887,680    1,872,214    429,948     1,315,630    468,651     230,651,391
                              ____________   ___________   __________   ________    __________   ________    ____________
      NET ASSETS AVAILABLE
      FOR PLAN BENEFITS AT
               END OF YEAR    $210,245,949   $59,356,084   $1,350,595   $444,715    $1,832,378   $429,368    $273,659,089
                              ============   ===========   ==========   ========    ==========   ========    ============

See notes to financial statements

Page 14
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                     Three Years Ended December 31, 1994



NOTE A--Description of the Plan

     The Transamerica Corporation Employees Stock Savings Plan (the Plan) is a profit-sharing plan with provisions for pretax salary deferrals under
Section 401(k) of the Internal Revenue Code. (Prior to January 1, 1994, the Plan was an employee stock ownership plan which permitted Section 401(k) salary deferrals). Substantially all salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate upon completion of one year of service. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. Effective January 1, 1993, most non-highly compensated employees (as defined) are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan, and if Plan non-discrimination tests permit, certain highly compensated employees may defer an additional 1% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

     Through December 31, 1992, participant contributions under the Plan were invested, as directed by the participant, either entirely in the Corporation's common stock or in the Transamerica Fixed Income Fund or split between these two alternatives. Participants age 55 or older could elect certain additional investment alternatives. All employer matching contributions under the Plan are invested in the Corporation's common stock, except as described in the next paragraph.

     Effective January 1, 1993, participants also are permitted to direct that their salary deferrals be invested in any of six additional investment alternatives: the John Hancock Cash Reserve Fund (formerly Transamerica Cash Reserve Fund), the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the
T. Rowe Price Equity Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. Beginning February 1, 1993, participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Corporation's common stock to any of the other available investment alternatives.

     Beginning July 1, 1993, eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the Company matching account are not permitted.

     The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund), are defined as parties in interest

Page 15
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1994



NOTE A--Description of the Plan (Continued)

with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

     The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer accounts.

     During 1993, the Corporation completed the sale of its subsidiary, Transamerica Insurance Group. Account balances of the participating employees of Transamerica Insurance Group were transferred to the stock savings plan of the new company, TIG Holdings, Inc., after completion of the initial public offering in April 1993.

NOTE B--Significant Accounting Policies

     Accounting for Investments: The Plan's investment in the Corporation's common stock is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

     Transamerica Fixed Income Fund is valued at cost plus accrued interest income and John Hancock Cash Reserve Fund is valued at cost, which approximates fair value. Shares of Transamerica Bond Fund, Transamerica Equity Fund, Transamerica Equity Index Fund, Dodge & Cox Balanced Fund, T. Rowe Price Equity Income Fund, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund are valued at the net asset value per share reported by the Fund at December 31.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the average monthly price of the shares in the month they are sold by employees or forfeited to the Plan. The price is calculated as the average of the price of the stock as listed in the New York Stock Exchange composite transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Corporation's common stock and shares of Dodge & Cox Balance Fund, T. Rowe Price Equity Income Fund, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund is recorded on the ex-dividend date. Dividend income from John Hancock Cash Reserve Fund is accrued as earned and interest income from Transamerica Fixed Income Fund, Bank of America's Short Term Investment Fund

Page 16
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1994



NOTE B--Significant Accounting Policies (Continued)

(cash equivalent) and from participant loans is accrued as earned. Interest on participant loans is fixed and is calculated at the Bank of America prime rate plus one percent.

     Effective December 31, 1993, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund were discontinued as available investment alternatives. Assets that previously were invested in those Funds were, pursuant to participant instructions, transferred to one of the other available investment funds.

     Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

     Income Taxes: The Plan is intended to qualify under section 401(a) of the Code, and the Plan's trust and custodial accounts are intended to be exempt from federal income tax under section 501(a) of the Code. The Corporation has applied for a determination from the Internal Revenue Service that the Plan and trust so qualify. Under a tax-qualified plan, participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

NOTE C--Reportable Transactions

     Changes in the Plan's investment in Transamerica Corporation Common Stock during each of the three years in the period ended December 31, 1994 are summarized as follows:

                                       Shares         Cost
                                       ______         ____

     Balance at January 1, 1992       4,263,076   $128,806,838
     Purchases ..................       599,598     25,693,619
     Sale for dividend payout ...           120          2,982
     Transfers ..................       (55,890)    (1,566,155)
     Distributions ..............      (486,530)   (14,985,090)
                                      _________   ____________
     Balance at December 31, 1992     4,320,374    137,952,194
     Purchases ..................       426,186     22,288,648
     Sale for transfer ..........      (464,385)   (14,210,571)
     Sale for loan distribution .       (51,596)    (1,834,569)
     Distributions ..............      (210,069)    (6,627,759)
     Fair value of forfeiture ...        (5,549)      (301,483)
     Transamerica Insurance Group    (1,027,223)   (35,060,574)
       distribution
                                      _________   ____________
     Balance at December 31, 1993     2,987,738    102,205,886
     Purchases ..................       398,287     20,536,045
     Sale for transfer ..........       (34,790)    (1,132,876)
     Sale for loan distribution .       (27,428)    (1,080,828)
     Distributions ..............      (186,135)    (6,413,511)
     Fair value of forfeiture ...        (5,655)      (288,040)
                                      _________   ____________
     Balance at December 31, 1994     3,132,017   $113,826,676
                                      =========   ============

Page 17
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1994



NOTE C--Reportable Transactions (Continued)

     During 1994 there were 94 open market purchases of Transamerica Corporation Common Stock totaling 332,607 shares at a cost of $17,688,269 and 13 open market sales of Transamerica Corporation common stock totaling 33,896 shares at a cost of $1,489,200. For Transamerica Fixed Income there were 162 purchases totaling $7,099,336 and 45 sales totaling $6,719,813. These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category (iii) reportable transactions under ERISA.

     Bank of America NT & SA, as Trustee for the Plan, temporarily invests certain cash receipts of the plan in Bank of America's Short Term Investment Fund prior to investing the funds in their respective investments. During 1994 there were 168 individual purchases of Short Term Investment Fund units totaling $17,060,133 and 479 sales totaling $16,697,666 each of which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category (iii) reportable transactions under ERISA. There were no category (i), (ii) or (iv) reportable transactions during 1994. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

     The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the fair value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1994, 1993 and 1992, and the changes in unrealized appreciation (depreciation).

Page 18
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1994



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 1 of 2)

                                                   Transamerica Life Insurance & Annuity
                                   Transamerica    _____________________________________
                                   Corporation                                Equity
                                      Common           Bond       Equity      Index
                                      Stock            Fund        Fund        Fund
                                   ____________        ____       ______      ______
Unrealized appreciation
  at January 1, 1992 ...........   $41,183,331
Increase (decrease) in
  unrealized appreciation ......    35,223,333
Appreciation realized on sale
  for dividend payout ..........         1,233
Depreciation realized on sale
  for transfer .................      (842,494)
Amounts distributed to partici-
  pants ........................    (6,139,676)
                                   ___________
Net increase (decrease) in
  unrealized appreciation in
  1992 .........................    28,242,396
                                   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992    69,425,727
Increase in unrealized
  appreciation .................    32,282,541       $193,694   $1,337,865   $147,878
Depreciation realized on sale
  for transfer .................    (9,182,026)        (7,411)     (20,101)    (7,429)
Depreciation realized on sale
  for loan .....................    (1,172,099)        (7,373)     (21,710)    (4,273)
Amounts distributed to partici-
  pants ........................    (4,495,240)        (3,605)     (13,316)      (823)
Transamerica Insurance Group
  transfer .....................   (19,510,647)        (3,529)     (17,504)   (11,100)
                                   ___________       ________   __________   ________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................    (2,077,471)       171,776    1,265,234    124,253
                                   ___________       ________   __________   ________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993    67,348,256        171,776    1,265,234    124,253
Increase (decrease) in unrealized
  appreciation .................   (21,288,909)      (172,345)     542,504     25,764

Appreciation (depreciation)
  realized on sale for
  transfer .....................      (670,681)        24,240      (33,355)   (13,609)
Depreciation realized on sale
  for loan .....................      (334,411)       (18,783)     (32,486)      (316)
Amounts distributed to partici-
  pants ........................    (3,063,090)       (18,478)     (34,933)    (3,291)
                                   ___________       ________   __________   ________
Net increase (decrease) in
  unrealized appreciation in
  1994 .........................   (25,357,091)      (185,366)     441,730      8,548
                                   ___________       ________   __________   ________
      UNREALIZED APPRECIATION
            (DEPRECIATION) AT
            DECEMBER 31, 1994      $41,991,165       $(13,590)  $1,706,964   $132,801
                                   ===========       ========   ==========   ========

Page 19
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1994



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 2 of 2)
                                                T. Rowe
                                     Dodge       Price                              Fidelity
                                     & Cox      Equity        FPA       Fidelity    Equity-
                                    Balanced    Income      Capital     Magellan     Income
                                      Fund       Fund      Fund, Inc.   Fund,Inc.     Fund        Total
                                    ________    _______    __________   _________   ________      _____
Unrealized appreciation
  at January 1, 1992 ...........                            $139,043     $232,478   $  2,057   $41,556,909
Increase (decrease) in
  unrealized appreciation ......                              48,523     (146,690)    40,110    35,165,276
Appreciation realized on sale
  for dividend payout ..........                                                                     1,233
Depreciation realized on sale
  for transfer .................                              (1,647)      (2,287)    (2,147)     (848,575)
Amounts distributed to partici-
  pants ........................                             (21,867)     (11,719)    (3,182)   (6,176,444)
                                                            ________      _______   ________   ___________
Net increase (decrease) in
  unrealized appreciation in
  1992 .........................                              25,009     (160,696)    34,781    28,141,490
                                                            ________     ________   ________   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992                             164,052       71,782     36,838    69,698,399
Increase in unrealized
  appreciation .................    $124,136   $ 144,889       1,650      168,984     50,271    34,451,908
Depreciation realized on sale
  for transfer .................     (19,478)    (10,937)   (144,562)    (198,947)   (65,025)   (9,655,916)
Depreciation realized on sale
  for loan .....................     (10,249)    (10,975)     (3,582)        (361)      (889)   (1,231,511)
Amounts distributed to partici-
  pants ........................      (5,051)      5,567      (1,572)      (4,403)    (2,547)   (4,520,990)
Transamerica Insurance Group
  transfer .....................     (14,539)    (30,978)    (15,986)     (37,055)   (18,648)  (19,659,986)
                                    ________   _________    ________     ________   ________   ___________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................      74,819      97,566    (164,052)     (71,782)   (36,838)     (616,495)
                                    ________   _________    ________     ________    _______   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993      74,819      97,566                                        69,081,904
Increase (decrease) in
  unrealized appreciation ......    (127,055)   (228,654)                                      (21,248,695)
Appreciation (depreciation)
  realized on sale for
  transfer .....................      (6,291)     (5,186)                                         (704,882)
Depreciation realized on sale
  for loan .....................      (1,477)     (1,822)                                         (389,295)
Amounts distributed to partici-
  pants ........................         880       5,711                                        (3,113,201)
                                    ________   _________    ________     ________   ________   ___________
Net increase (decrease) in
  unrealized appreciation in
  1994 .........................    (133,943)   (229,951)                                      (25,456,073)
                                    ________   _________    ________     ________   _______    ___________
         UNREALIZED APPRECIATION
               (DEPRECIATION) AT
               DECEMBER 31, 1994    $(59,124)  $(132,385)   $            $          $          $43,625,831
                                    ========   =========    ========     ========   ========   ===========